UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On September 22, 2025, EpicQuest Education Group International Limited (the “Company”) filed an Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) with the Registry of Corporate Affairs in the British Virgin Islands in order to increase the maximum number of ordinary shares authorized for issuance thereunder from 31,500,000 ordinary shares to 970,000,000 ordinary shares with a par value of US$0.0016 each (the “Share Increase”). The number of preferred shares authorized for issuance under the Amended and Restated Memorandum and Articles of Association remained unchanged at 10,000,000 preferred shares with a par value of US$0.0016 each.

The Amended and Restated Memorandum and Articles of Association effecting the Share Increase was approved by the Company’s Board of Directors on September 6, 2025.

The summary of the amendments effected under the Amended and Restated Memorandum and Articles of Association set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Memorandum and Articles of Association, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements of the Company on Forms S-8 (Registration Numbers 333-258658 and 333-273948) and Forms F-3 (Registration Numbers 333-264807; 333-277859; and 333-288399), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit	Description

3.1	Amended and Restated Memorandum and Articles of Association as amended and restated on September 6, 2025 and filed with the Registry of Corporate Affairs in the British Virgin Islands on September 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: October 9, 2025

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